Mail Stop 3561

October 8, 2008

Via U.S. Mail and Facsimile

Tilman J. Fertitta
Chairman, Chief Executive Officer and President
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027

          RE: Landry's Restaurants, Inc.
                   Form 10-K for the fiscal year ended December 31, 2007

                 File No. 001-15531

Dear Mr. Fertitta:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Arthur S. Berner, Esq.
                Haynes & Boone, LLP
                (713) 236-5557